UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:           000-49962

CUSIP No.:           63948P 206

(Check One):  ☐  Form 10-K  ☐  Form 20-F   ☐  Form 11-K    ☒  Form 10-Q   ☐  Form N-SAR

☐ Form N-CSR

For Period Ended:      June 30, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the transition period ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Neah Power Systems, Inc.

Full Name of Registrant

Former Name if Applicable

22118 20th Avenue SE, Suite 142

Address of Principal Executive Office (Street and Number)

Bothell, Washington 98021

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

                If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)                 The subject annual report, semi-annual report, transition report on Form 10-K, 20‑F, 11-K or N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

                State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company is in the process of completing the Form 10-Q quarterly report and is providing the requisite information to its auditors. The Company has been engaged in a variety of activities including the filing of its Definitive Schedule 14A Proxy Statement and various commercial activities.  The Company expects to file its quarterly report on Form 10-Q on or before August 19, 2012.

PART IV — OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

David Schmidt                                                  (425)                             424-3324
(Name)                                                            (Area Code)             (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐  No

(3)           Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐Yes  ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Neah Power Systems, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2012	By: /s/ David Schmidt David Schmidt Acting Principal Financial Officer

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